United States securities and exchange commission logo





                           October 20, 2021

       Jennifer Y. Hyman
       Chief Executive Officer
       Rent the Runway, Inc.
       10 Jay Street
       Brooklyn, New York 11201

                                                        Re: Rent the Runway,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 18,
2021
                                                            File No. 333-260027

       Dear Ms. Hyman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       A Letter From Our Co-Founder Jennifer Y. Hyman, page iii

   1. We note your disclosure that Rent the Runway has emerged "stronger" after the impact of the COVID-19 pandemic
on the business in 2020. Please revise to specify on what basis the company is
stronger.
       Summary Consolidated Financial and Other Data, page 19

   2. Please revise the notes to the summary consolidated financial data to include a tabular summary showing how you
calculated the pro forma net losses for the year ended January
                                                        31, 2021 and the six
months ended July 31, 2021 and the related pro forma weighted average shares that
were used to compute the pro forma net losses per common share for each of these periods.
 Jennifer Y. Hyman
Rent the Runway, Inc.
October 20, 2021
Page 2
3. Please revise to also disclose your pro forma balance sheet information on an as adjusted basis giving effect to the other transactions that will occur prior to the planned offering.
      Your capitalization disclosures on page 79 should be similarly revised.
4. We note from footnote (2) to your summary consolidated statements of operations data that you have stock-based compensation grants that will vest in connection with your planned public offering. Please revise MD&A and the notes to your financial statements to disclose the amount of expense that will be recognized as a result of the vesting of these stock-based compensation grants in connection with your offering. Dilution, page 82

5. Please provide your calculations of how you determined your pro forma net tangible book value as of July 31, 2021 of $(176.7) million.
Rent the Runway, Inc. Financial Statements
Notes to Consolidated Financial Statements
13. Stock Incentive Plan, page F-37

6. Given the planned pricing of your initial public offering which is expected to have a midpoint of $19.50 per share, please tell us the fair value of your common shares used in computing stock-based compensation expense associated with stock option grants made during the six month period ended July 31, 2021. Also, please explain why you believe the weighted average grant date fair value of $7.44 which was used to value RSUs granted during the six month period ended July 31, 2021 is appropriate given the planned pricing of your public offering as well as the fact that you issued preferred shares during the period, (which will convert into common shares on a one for one basis in connection with the offering), at a significantly higher purchase price per share.
       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                             Sincerely,
FirstName LastNameJennifer Y. Hyman
                                                             Division of
Corporation Finance
Comapany NameRent the Runway, Inc.
                                                             Office of Trade &
Services
October 20, 2021 Page 2
cc:       Marc D. Jaffe, Esq.
FirstName LastName